Exhibit 21.1

List of Subsidiaries

Name	State of Formation

PolarityTE, Inc.	Nevada
PolarityTE MD, Inc.	Nevada
Arches Research, Inc.	Nevada
Utah CRO Services, Inc.	Nevada